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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.                        )*

LIQUIDIA TECHNOLOGIES, INC.
(Name of Subject Company (Issuer) and Filing Person (as Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

53635D202
(CUSIP Number of Class of Securities)

Neal F. Fowler
Chief Executive Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560
(919) 328-4400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Andrew P. Gilbert, Esq.
DLA Piper LLP (US)
51 John F. Kennedy Parkway, Suite 120
Short Hills, New Jersey 07078
(973) 520-2550

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable	Not applicable

*
Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Form or Registration No.: Not applicable
Filing Party: Not applicable	Date Filed: Not applicable
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (cross-border issuer tender offer).

  ☐
  Rule 14d-1(d) (cross-border third-party tender offer).

        Attached as Exhibit 99.1 is the definitive proxy statement for the 2020 Annual Meeting of Stockholders of Liquidia Technologies, Inc., a Delaware corporation (the "Company"), to be held on June 18, 2020 (the "Definitive Proxy Statement"), which contains a proposal to be submitted to the Company's stockholders to approve a stock option exchange program that would permit certain employees to voluntarily exchange certain eligible stock options owned by them for a lesser number of new stock options with an exercise price set using the closing trading price of the Company's common stock on the date of their grant (the "Option Exchange Program"). The Company's non-employee directors and consultants are not eligible to participate in the Option Exchange Program.

        The Definitive Proxy Statement does not constitute an offer to holders of the Company's outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if the Company's stockholders first approve the Option Exchange Program.

        The Option Exchange Program has not yet commenced. Even if stockholder approval is obtained, the Company may decide not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the "SEC") if and when the Option Exchange Program commences. Option holders should read the Tender Offer Statement on Schedule TO, Definitive Proxy Statement and other related materials when those materials become available and before making any voting decision regarding the Exchange Program, because they will contain important information about the Option Exchange Program.

        The Company's stockholders and option holders will be able to obtain the written materials described above and the other documents filed by the Company with the SEC free of charge from the SEC's website at www.sec.gov or by directing a written request to: Liquidia Technologies, Inc., P.O. Box 110085, Research Triangle Park, North Carolina 27709, Attention: Corporate Secretary.

ITEM 12.    EXHIBITS

Exhibit No.	Exhibit
99.1	Definitive Proxy Statement for the 2020 Annual Meeting of Stockholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2020).

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  ITEM 12. EXHIBITS